

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 3, 2012

<u>Via Facsimile</u>
Mr. Ronald D. Kropp
Senior Vice President and Chief Financial Officer
Illinois Tool Works Inc.
3600 West Lake Avenue
Glenview, Illinois 60026-1215

      Re: Illinois Tool Works Inc.
               Form 10-K for the year ended December 31, 2011
               Filed February 17, 2012
               File No. 001-04797

Dear Mr. Kropp:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                Sincerely,

                /s/ Martin James

                Martin James
                Senior Assistant Chief Accountant